Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

ANNOUNCES SHIP SALES AND OTHER TRANSACTIONS.

Singapore, July 27, 2023: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or "Company"), a global provider of maritime transportation services predominantly in the drybulk sector, announced the completion of the following transactions.

On May 4, 2023, we entered into a contract to charter-out the 2017-built supramax bulk carrier IVS Swinley Forest for 12 months.

On May 25, 2023, we exercised the purchase option on the chartered-in 2016-built supramax bulk carrier, IVS Hayakita, with delivery planned on or about September 28, 2023. The vessel will remain chartered-in at her original contract rate until delivery to us.

On June 6, 2023, the Company completed the previously disclosed sale of the 2014-built handysize bulk carrier, IVS Kestrel for $17.3 million (before costs). Approximately $7.0 million debt is expected to be repaid on the Company’s $114.1 million senior secured credit facility and the sale generated net proceeds to the Company of $10.3 million after the debt repayment. Following delivery to the new owners, IVS Kestrel was chartered-in for 11 to 13 months and has two one-year options to extend the charter.

On June 27, 2023, we entered into a contract to sell the 2011-built handysize bulk carrier, IVS Orchard, for delivery by August 31, 2023 for a price of $10.8 million (before costs). The vessel is unencumbered.

On July 11, 2023, we exercised the option to extend the firm charter-in period of the 2016-built supramax bulk carrier IVS Windsor for 12 months.

On July 17, 2023, we exercised the option to extend the firm charter-in period of the 2014-built supramax bulk carrier IVS Naruo for 12 months.

On July 18, 2023, we entered into a contract to purchase the 2024-built 40,000 dwt handysize bulk carrier newbuilding for delivery by March 31, 2024 for a price of $33.75 million (before costs) from Good Viscount (MI) Ltd (a wholly owned subsidiary of our parent company Taylor Maritime Investments Limited (LON: TMI)). The acquisition, which is at an agreed price consistent with two independent broker valuations obtained in connection with the transaction, was unanimously approved by the disinterested members of the Board.

On July 24, 2023, we entered into a contract to purchase the 2011-built 38,500 dwt handysize bulk carrier, Steady Sarah, for delivery by July 31, 2023 for a price of $15.0 million (before costs) from Billy (MI) Ltd (a wholly owned subsidiary of our parent company Taylor Maritime Investments Limited (LON: TMI)). The acquisition, which is at an agreed price consistent with three independent broker valuations obtained in connection with the transaction, was unanimously approved by the disinterested members of the Board.

About Grindrod Shipping

Grindrod Shipping predominantly owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a core fleet of handysize and supramax/ultramax drybulk carriers. The Company is based in Singapore, with offices in London, Durban, Tokyo and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Grindrod Shipping management's examination of historical trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, among others, those discussed in Grindrod Shipping's public filings with the SEC. Except as required by law, Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

Company Contact:	Investor Relations / Media Contact:
Edward Buttery
CEO
Grindrod Shipping Holdings Ltd.	Grindrod Shipping Holdings Ltd.
1 Temasek Avenue, #10-02 Millenia Tower	1 Temasek Avenue, #10-02 Millenia Tower
Singapore, 039192	Singapore, 039192
Email: ir@grindrodshipping.com	Email: ir@grindrodshipping.com
Website: www.grinshipping.com	Website: www.grinshipping.com